September 18, 2017

Re:	Bridgewell Preferred Income Fund, LP (previously “Bridgewell Preferred Income”)
Offering Statement on Form 1-A Filed March 22, 2017 File No. 024-10687

Dear Ms. Ayoola,

Please see the following responses to your comments in your letter dated August 14, 2017.

Part II – Offering Circular

Prospectus Summary, page 4

1. Organized by stage of operation, please provide disclosure in tabular presentation that covers all compensation, fees, profits and other benefits which your general manager and other affiliates may earn. For example only, we note your disclosure on pages 71 and 90 with respect to the fees and compensation your servicer and general partner will receive, as applicable. Refer to Item 4 of Industry Guide 5.

Our Manager will make certain fees. The fees we believe our Manager and its affiliates will receive are as follows:

Phase of Operation	Basis for Fee	Amount of Fee
Asset Management Fee – fee paid monthly as funds are invested into assets.	Fees charged to the Partnership for management of its investments	1% of the total amount the Partnership invests. The total amount of fees that the General Partner may receive cannot be determined at this time.
Partnership Management Fee – payable upon a distribution to all Members.	Fees charged to the Partnership for management of the Partnership	Profit sharing of 100% of the Operating Cash Flow that is available after the Limited Partners have received their stated Preferred Return.

Exemptions Under JumpStart Our Business Startups Act, page 7

2. Please provide us with an analysis detailing the applicability of the emerging growth company status to this Regulation A offering. For instance, please clarify whether you intend to become an Exchange Act reporting company by registering a class of your securities on Form 8-A.

We have no intention of becoming an Exchange Act reporting company by registering our securities on Form 8-A.

Ms. Ayoola Folake

Securities Exchange Commission

September 18, 2017

Prior Performance, page 91

3. We note your response to comment 1 of our prior comment and your revised disclosure that your general partner and its affiliates have participated in “four similar programs in the past three years.” Please revise your disclosure to provide a narrative summary of the prior performance of your general partner and its affiliates in the last ten years. Refer to Item 8.A.(1) of Industry Guide. Alternatively, please tell us why this information is not applicable or material.

The General Partner, Preferred Fund Manager LLC, was formed on 1/19/2016 for the sole purpose of managing the Preferred Income Fund LP. As such, it has a limited operating history. We have commenced only limited operations, exclusively focused on organizational matters in relation to BridgeWell Preferred Income Fund LP. An affiliated company, Income Fund Management LLC is the General Partner of the four funds that we provided performance statistics on..These are the only applicable companies for the past ten years.

4. We note your disclosure that the BridgeWell Income Fund closed on December 30, 2015. For all prior programs which closed in the most recent five years, please revise your disclosure to provide summary GAAP balance sheet, income statement and cash flow from operation data, distribution data per $1,000 invested, including data on the relationship of cash flow from operations to total distributions paid, and estimated value per share if disclosed to program investors. Refer to CF Disclosure Guidance: Topic No. 6, Appendix II to Industry Guide 5, Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A for guidance. Alternatively, please tell us why this information is not applicable or material.

The only prior program which has closed in the most recent five years is BridgeWell Income Fund I LLC. Please find attached a summary GAAP financial statement (Balance Sheet, Statement of Income and Expense, Cash Flow, and Distribution data per $1,000 invested, data on the relationship between cash flow from operations to total distributions paid.)

The estimated value per share of BridgeWell Income Fund I was not disclosed to program investors. (Please note that we have stated this on the bottom of the Statement of Member Equity.)

5. Please tell us whether you have any programs that have completed operations (no longer hold assets). If so, please revise to provide the information required by Table IV and V of Appendix II to Industry Guide 5, as applicable. Refer to CF Disclosure Guidance: Topic No. 6 for guidance. To the extent you do not have programs that have completed operations, please provide the information required by Table II of Appendix II to Industry Guide 5.

Ms. Ayoola Folake

Securities Exchange Commission

September 18, 2017

There are no other programs closed operations in the last ten years, except for the aforementioned BridgeWell Income Fund I. Data for this Fund is supplied in the table from our previous registration and in the response and attachment to Comment #4 above.

Please note that we changed the name of the Company per the request of the Rochelle Plesset. We also made adjustments in regard to the exclusion provided under the Investment Company Act of 1940.

Thank you for your attention. Please forward any further comments to my attention.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

cc: John Parrett, Managing Member of the General Partner